TSX:GNG
www.goldengoliath.com

FOR IMMEDIATE RELEASE

Vancouver, Canada, July 19, 2012 - Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F) For immediate release.

The Company wishes to announce that it has granted 1,375,000 incentive stock options to directors and officers of the Company and 300,000 incentive stock options to employees and consultants of the Company at a price of $0.20 per share exercisable for a period of five years.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person who has reviewed and approved this release is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

FOR MORE INFORMATION CONTACT:

Golden Goliath Ltd.
J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604)-682-2950

Email: jps@goldengoliath.com

Website: www.goldengoliath.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.